SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of November, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Release according to Article 26a of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

AIXTRON SE hereby announces that at the end of the month November 2011 the number of Voting Rights amounts to a total of 101789527 Voting Rights. The change of Total Voting Rights is effective as of November 30, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	November 30, 2011	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO